September 3, 2024

VIA E-mail

Ms. Dana A. DeVivo
Cohen & Steers Capital Management, Inc.
1166 Avenue of the Americas, 30th Floor
New York, New York 10036

       Re:    Cohen & Steers ETF Trust
              Registration Statement on Form N-1A
              File Nos. 333-281213, 811-22913

Dear Ms. DeVivo:

        On August 2, 2024, Cohen & Steers ETF Trust (the    Fund   ) filed the
above registration
statement on Form N-1A, relating to the following series of the Fund: Cohen & Steers Real
Estate Active ETF, Cohen & Steers Preferred and Income Opportunities Active ETF, and Cohen
& Steers Natural Resources Active ETF. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, or with respect to one of the three series, it is applicable to all similar disclosure appearing elsewhere in the registration statement relating to the same or any other series. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

    1. Please advise if you have submitted or expect to submit an exemptive application or no-
       action letter request in connection with the registration statement.

    2. We note that portions of the registration statement are incomplete. A full financial
       review (e.g., seed financial statements, auditor   s report, consent)
must be performed
       prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

    3. The registration statement indicates that all three series may invest in other investment
       companies. If acquired fund fees and expenses (   AFFEs   ) from such
investments will
       exceed 0.01% of the average net assets of a series, please confirm that these fees and expenses will be included as a separate line item in the fee table. See
Item 3, Instr. 3(f)(i)
       of Form N-1A.
 Ms. Dana A. DeVivo
Cohen & Steers Capital Management, Inc.
September 3, 2024
Page 2


Fund Fees and Expenses, page 1

    4. Please confirm in your response letter that there is no recoupment of waived fees/reimbursed expenses by the Advisor, or provide appropriate disclosure regarding any such existing arrangement.

Principal Investment Strategies, page 2

    5. In the last paragraph of this section, please identify below investment grade securities as
          junk    and note that investments in such securities are considered speculative.

    6. Please address concentration in this section.

Regulatory Risk, page 8

    7. Please advise why this Fund is perceived to be subject to risks in the municipal securities markets, when disclosure with respect to its investment strategies does not appear to mention municipal securities.

Other Investment Companies Risk, page 9

    8. Please address investments in other investment companies in the principal strategies section.

Derivatives and Hedging Transactions Risk, page 19

    9. The last paragraph on page 19 reads as if the Fund, which has not yet commenced operations, will be subject to the risk of recent changes to its existing regulatory landscape. Please revise this risk factor to reflect that Rule 18f-4 had effective and compliance dates several years in the past that will apply to the Fund in the ordinary course when it commences operations.

Natural Resources Sector Concentration Risk, page 29

    10. This risk factor references the Fund making natural resources investments at a level of
           at least 25% of net assets.    If this risk exists at the 25% level,
it appears that the risk
        would only be exacerbated as the fund approaches the 80% level. Please revise this language or advise why the Fund chose 25% of net assets as the reference point for this risk.

Infrastructure Companies Risk, page 30

    11. Please advise why this risk is included, since there doesn   t seem to
be any connection to
        natural resources.
 Ms. Dana A. DeVivo
Cohen & Steers Capital Management, Inc.
September 3, 2024
Page 3


Master Limited Partnerships, page 56

    12. Please disclose that, (a) if the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the fund at ordinary income rates and (b) if an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.

Statement of Additional Information

Derivative Actions, page 69

    13. Please revise the provisions in the Declaration of Trust relating to the following matters to state that the provision does not apply to claims arising under the federal securities laws, and revise this disclosure accordingly: (i) shareholders holding at least 5% of the shares of the Fund must join in the request and (ii) the shareholder making a pre-suit demand undertakes to reimburse the Trust for the expenses of the Trust in its investigation of the demand in the event that the Trustees determine not to bring the action.

    14. Please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of the choice of forum provision since the l933 Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.

    15. Please disclose that shareholders waive the right to a jury trial, as provided in the
        Declaration of Trust.

Acceptance of Orders for Creations Units, page 78

    16. Please delete the statement that the Fund reserves the    absolute
right to reject or revoke
        creations, including if    (i) the acceptance of the Deposit Securities
would have certain
        adverse tax consequences to the Fund; and (ii) acceptance of the .Fund Deposit would, in the discretion of the Fund or the Advisor, have an adverse effect on the Fund or the
        rights of beneficial owners    The staff recognizes that the disclosure
in question may be
        derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated
        its belief that    an ETF generally may suspend the issuance of
creation units only for a
        limited time and only due to extraordinary circumstances, such as when the markets on
        which the ETF   s portfolio holdings are traded are closed for a
limited period of time.
        See    Exchange-Traded Funds,    Release No. 33-10515, at pp.67-68
(June 28, 2018). In
        adopting the rule, the Commission further noted that    [i]f a
suspension of creations
        impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF s approximate
 Ms. Dana A. DeVivo
Cohen & Steers Capital Management, Inc.
September 3, 2024
Page 4


        NAV. Such a result would run counter to the basis for relief from section 22(d) and rule
        22c-1 and therefore would be inconsistent with rule 6c-11.    See
Exchange-Traded
        Funds,    Release No. 33-10695, at p.59 (Sep. 25, 2019). While the
staff recognizes that
        in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to
        run counter to the Commission   s position to the extent the rejection
of orders would
        effectively result in the suspension of creations.

                                        *   *    *    *   *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions, please contact me at (202) 551-3503.

                                                      Sincerely,

                                                      /s/ David L. Orlic

                                                      David L. Orlic
                                                      Senior Counsel



cc:    Michael G. Doherty, Esq., Ropes & Gray LLP
       Michael J. Spratt, Assistant Director, U.S. Securities and Exchange Commission
       Jennifer B. McHugh, Senior Special Counsel, U.S. Securities and Exchange Commission